

Mail Stop 4628

August 12, 2016

Robert Ravnaas
Chief Executive Officer and Chairman
Kimbell Royalty Partners, LP
777 Taylor Street, Suite 810
Fort Worth, Texas 76102

> **Re:** **Kimbell Royalty Partners, LP**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 15, 2016**
> **CIK No. 0001657788**

Dear Mr. Ravnaas:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to those issued in our comment letter dated December 10, 2015.

Risk Factors, page 31

1.   It appears that the limitations relating to potential indemnification in the Contribution Agreement which you reference at page 153 might represent a material risk to you. As such, please briefly identify this risk and related risks pertaining to the Contribution Agreement in an appropriate risk factor.

You will likely be subject to state and local taxes and return filing requirements, page 73

2.   At page 92, you indicate that your mineral and royalty interests are located in 20 states. Please revise the reference in this risk factor and at page 205 to update your reference to "several states" accordingly.

Management Discussion & Analysis of Financial Condition and Results of Operations, page 92

Critical Accounting Policies, page 106

Impairment, page 108

3.   We note your disclosure that net capitalized costs of proved properties are subject to a full cost ceiling limitation for which the costs are not allowed to exceed their related estimated future net revenues discounted at 10%. Revise to provide additional detail specifying how you compute the full cost ceiling pursuant to Rule 4-10(c)(4) of Regulation S-X. For example, your current disclosure does not address how estimated future expenditures factor into this computation.

Summary of Estimated Proved Reserves, page 124

4.   Your response to prior comment 14(c) utilized five projected annual decline rates from the proved developed producing ("PDP") summary income schedule to present the initial five year production decline for these properties. Please furnish to us the projected production vs. time plot for these PDP reserves in support of the PDP decline rate profile.

5.   Your response to prior comment 16 stated that your projected PUD drilling is scheduled with reliance on items such as drilling permit issuance history, drilling activity and operator presentations.

   •   Your response to prior comment 14(b) included a summary income forecast schedule for proved undeveloped ("PUD") reserves as of December 31, 2015. Please explain/compare the figures for PUD locations scheduled therein for drilling in 2016 and those PUD locations that were drilled in 2016 to date.

   •   You also included the third party abridged reserve report (Exhibit 99.1) as of December 31, 2014 in the initial DRS that was filed November 12, 2015. Please explain/compare the figures for PUD locations scheduled therein for drilling in 2015 and those that were drilled in 2015.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-8

Note 4 – Pro Forma Supplemental Oil and Gas Reserve Information, page F-10

6.   Revise your disclosure of pro forma proved reserves to present reserve quantities by line item for each product (i.e., oil, natural gas, and natural gas liquids). Refer to FASB ASC 932-235-50-4 and 55-2.

Annual Financial Statements

Note 12 – Supplemental Oil and Gas Reserve Information, page F-58

7.   We note your response and reissue prior comment 23 as we are unable to locate your revised disclosure. Expand your disclosure of changes in proved reserve quantities to provide an explanation of significant changes to comply with FASB ASC 932-235-50-5. In addition, please revise to provide each element of the disclosure required by FASB ASC 932-235-50.

Closing Comments

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. If you have questions about engineering comments, you may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Joshua Davidson
        Baker Botts L.L.P.